Filed by PowerNet Global Communications, Inc.
                            Pursuant to Rule 425 under the Securites Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                                   Of the Securities Act of 1934
                              Subject Company:  Amerivision Communications, Inc.
                                                   Commission File No. 000-27683


     On February 28, 2003, Amerivision Communications, Inc.'s Board of Directors authorized management of Amerivision to finalize the terms of a merger agreement with PowerNet Global Holdings, Inc., a Delaware corporation ("Holdings"), a company that will be created as the parent of PowerNet Global Communications, Inc., an Ohio corporation ("PNG"). Pursuant to the merger, Amerivision would be merged into a subsidiary of Holdings. The transaction is subject to the negotiation of final terms of the merger agreement and the approval by the shareholders of both companies, as well as FCC regulatory approval and other customary closing conditions. Both Amerivision and PNG intend to hold special shareholders' meetings as soon as practicable following completion of negotiations and any necessary regulatory review.

     About Amerivision. Amerivision provides domestic long distance and other telecommunications services (e.g., calling cards, prepaid cards and toll free service), primarily to residential users through affinity-based marketing. Amerivision also offers its customers internet access, paging and a credit card program under the LifeLine service mark.

     About PNG. PNG offers simple, flat rate interstate long distance plans coupled with excellent customer service. PNG uses leading edge technologies to make more efficient use of bandwidth offer a growing spectrum of communications solutions to both businesses and consumers, and deliver reliable telecommunications services with a full range of support and specialized capabilities.

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                                Investor Notices

     AmeriVision and Holdings will file a proxy statement/prospectus and other documents regarding the proposed merger described above with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about AmeriVision and Holdings and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of AmeriVision seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by AmeriVision and Holdings with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to AmeriVision Communications, Inc., 5900 Mosteller Drive, Suite 1800, Oklahoma City, Oklahoma 73112, Attention: Investor Relations, telephone: (405) 600-3822, or to PowerNet Global Communications,
Inc., 100 Commercial Drive, Fairfield, Ohio 45014, Attention: Investor Relations, telephone: (513) 645-4764.